CUSIP No. 25400W102

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)*

Digital Turbine, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

25400W102
(CUSIP Number)

Guber Family Trust
c/o Peter Guber
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010
(323) 549 - 4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400W102

Names of Reporting Persons
1		The Guber Family Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		California

		Sole Voting Power
Number of	7	2,921,830 (1)
Shares		Shared Voting Power
Beneficially by	8	0
Owned by Each		Sole Dispositive Power
Reporting	9	2,921,830 (1)
Person With		Shared Dispositive Power
	10	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,921,830 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
4.4%
14	Type of Reporting Person (see instructions)
OO (Trust)

___________________________

(1) Includes 2,886,116 shares of common stock and 35,714 shares of common stock issuable upon exercise of warrants. Peter Guber is the trustee of the Guber Family Trust (the "Trust") and has sole voting and dispositive power over shares held by Trust but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.

CUSIP No. 25400W102

Names of Reporting Persons
1		Peter Guber
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		United States

		Sole Voting Power
Number of	7	3,121,830 (1)
Shares		Shared Voting Power
Beneficially by	8	0
Owned by Each		Sole Dispositive Power
Reporting	9	3,121,830 (1)
Person With		Shared Dispositive Power
	10	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,121,830 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
4.6%
14	Type of Reporting Person (see instructions)
IN

___________________________

(1) Includes: (a) 200,000 shares of common stock owned directly by Peter Guber; and (b) 2,886,116 shares of common stock and 35,714 shares of common stock issuable upon exercise of warrants owned by the Guber Family Trust. Peter Guber is the trustee of the Trust and has sole voting and dispositive power over shares held by Trust but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.

CUSIP No. 25400W102

Introductory Statement

This Statement on Schedule 13D constitutes Amendment No. 8 ("Amendment") to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 7, 2007 (as amended to date, collectively, the "Schedule 13D"). This Amendment is being filed to report a change to the Reporting Persons' percent ownership of securities of the Issuer as a result of certain transactions involving the Issuer as disclosed in its filings with the Securities and Exchange Commission. Except as otherwise described in this Amendment, the information contained in the Schedule 13D, as amended, remains in effect.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the "Common Stock") of Digital Turbine, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1300 Guadalupe Street, Suite 302, Austin, Texas 78701.

Item 2. Identity and Background

(a)  This Amendment is being filed jointly by (i) the Guber Family Trust (the "Trust") and (ii) Peter Guber, a United States citizen (together, the "Reporting Persons"). The Trust is a trust that has been established by Peter Guber. Mr. Guber is the trustee of the Trust and has sole voting dispositive power over shares held by the Trust.

(b)  The address of the Reporting Persons is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c)  Peter Guber is an executive, entrepreneur, educator, speaker and TV personality. He is Founder and CEO of Mandalay Entertainment Group and was formerly Chairman and CEO of Sony Pictures Entertainment, Chairman and CEO of Polygram Entertainment, Co-Founder of Casablanca Record & Filmworks and President of Columbia Pictures. He is a full professor at UCLA, the author of three books, a professional speaker, and is seen regularly on Fox Business News. The address of Mandalay Entertainment Group is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Trust was established in California. Peter Guber is a United States citizen.

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

Item 5. Interest in Securities of the Issuer

(a) The percentages herein were calculated based on the 66,634,006 shares of the Issuer's Common Stock issued and outstanding as of November 2, 2016.

The aggregate number of shares of Common Stock beneficially owned by Peter Guber is 3,121,830 shares constituting approximately 4.6% of the outstanding shares of Common Stock, of which (1) 2,921,830 shares are beneficially owned by the Trust, of which Peter Guber is the trustee and as to which he has sole voting and dispositive power but disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (2) 200,000 shares are beneficially owned directly by Peter Guber and as to which he has sole voting and dispositive power.

CUSIP No. 25400W102

(b) Beneficial ownership is summarized below:

	Guber Family Trust	Peter Guber	Sole Voting and Dispositive Power	Disclaimed Beneficial Ownership

Common Stock	2,886,116	200,000	3,086,116	2,886,116
Warrants @ $3.50	35,714	-0-	35,714	35,714
Total	2,921,830	200,000	3,121,830	2,921,830
Percentage	4.4%		4.6%

 (c)       The following table sets forth all transactions with respect to shares of the Issuer's Common Stock effected during the past 60 days by the Reporting Persons.

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share

Guber Family Trust	12/06/2016	700,000	$0.60

(d)       None.

(e)       The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on or about December 6, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Schedule 13D or any prior amendments thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

CUSIP No. 25400W102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2016.

Guber Family Trust

By:	/s/ Peter S. Guber
Name: Peter S. Guber
Title: Trustee

/s/ Peter S. Guber
Peter S. Guber